P.O. Box 370
KIRKLAND LAKE, ON, CANADA P2N 3J7

19 September, 2006	Symbol – TSX & AIM: KGI

PRESS RELEASE

Kirkland Lake Gold Inc. reports that an application has been made to the AIM market of the London Stock Exchange for the block admission of 896,750 common shares issuable on the exercise of share purchase warrants. It is expected that admission will be effective on 25 September 2006. The shares will rank pari passu with the existing issued shares of the Company.

For further information, please contact:

Brian Hinchcliffe	Investor Relations
President	Scott Koyich
Phone 1 705 567 5208	Phone 1 403 215 5979
Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com

Website- www.klgold.com

     Neither the Toronto Stock Exchange nor AIM Market of the London Stock Exchange has reviewed or accepts responsibility for the adequacy or accuracy of this news release.